UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.

File No. 000-23265 - CF#24164

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Salix Pharmaceuticals, Ltd. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10QSB filed on November 14, 2003, as amended June 14, 2004.

Based on representations by Salix Pharmaceuticals, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.39   through October 17, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel